Exhibit 99.1

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Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

For the month ended:	31 October 2024	Status:	New Submission

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer:	Baozun Inc. (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Date Submitted:	06 November 2024

I.	Movements in Authorised / Registered Share Capital

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on the Exchange (Note 1)	Yes
Stock code (if listed)	09991	Description
Number of authorised/registered shares	Par value	Authorised/registered share capital
Balance at close of preceding month	470,000,000	USD	0.0001	USD	47,000
Increase / decrease (-)	USD
Balance at close of the month	470,000,000	USD	0.0001	USD	47,000

2. Class of shares	WVR ordinary shares	Type of shares	B	Listed on the Exchange (Note 1)	No
Stock code (if listed)	09991	Description
Number of authorised/registered shares	Par value	Authorised/registered share capital
Balance at close of preceding month	30,000,000	USD	0.0001	USD	3,000
Increase / decrease (-)	USD
Balance at close of the month	30,000,000	USD	0.0001	USD	3,000

Total authorised/registered share capital at the end of the month:	USD	50,000

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II.	Movements in Issued Shares and/or Treasury Shares

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on the Exchange (Note 1)	Yes
Stock code (if listed)	09991	Description
Number of issued shares (excluding treasury shares)	Number of treasury shares	Total number of issued shares
Balance at close of preceding month	165,200,959	6,184,497	171,385,456
Increase / decrease (-)	1,172,880	2,057,673
Balance at close of the month	166,373,839	8,242,170	174,616,009

2. Class of shares	WVR ordinary shares	Type of shares	B	Listed on the Exchange (Note 1)	No
Stock code (if listed)	09991	Description
Number of issued shares (excluding treasury shares)	Number of treasury shares	Total number of issued shares
Balance at close of preceding month	13,300,738	0	13,300,738
Increase / decrease (-)
Balance at close of the month	13,300,738	0	13,300,738

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III.	Details of Movements in Issued Shares and/or Treasury Shares

(A).	Share Options (under Share Option Schemes of the Issuer)

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on the Exchange (Note 1)	Yes
Stock code (if listed)	09991	Description
Particulars of share option scheme	Number of share options outstanding at close of preceding month	Movement during the month	Number of share options outstanding at close of the month	Number of new shares issued during the month pursuant thereto (A1)	Number of treasury shares transferred out of treasury during the month pursuant thereto (A2)	Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month	The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month
1).	2014 Share Incentive Plan - Share Options	106,800	Exercised - new shares involved	-1,398	106,800	1,398	106,800	0

General Meeting approval date (if applicable) _________________

Increase in issued shares (excluding treasury shares):		1,398	WVR ordinary shares A (AA1)
Decrease in treasury shares:			WVR ordinary shares A (AA2)

Total funds raised during the month from exercise of options:	USD	1,700.9

Remarks:

No further options will be granted under the 2014 Share Incentive Plan and the 2015 Share Incentive Plan of the Company after November 1, 2022 (being the date on which the Company’s voluntary conversion of its secondary listing status to primary listing on The Stock Exchange of Hong Kong Limited (the "Primary Conversion") became effective).

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(B).	Warrants to Issue Shares of the Issuer	Not applicable

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(C).	Convertibles (i.e. Convertible into Shares of the Issuer)	Not applicable

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(D).	Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes)

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on the Exchange (Note 1)		Yes
Stock code (if listed)	09991	Description
Description of other agreements or arrangements			General Meeting approval date (if applicable)	Number of new shares issued during the month pursuant thereto (D1)	Number of treasury shares transferred out of treasury during the month pursuant thereto (D2)	Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month
1).	Issue Class A ordinary shares to satisfy the restricted share units vested which were previously granted under the 2015 Share Incentive Plan adopted on May 5, 2015 and amended in July 2016
2).	2022 Share Incentive Plan - Restricted Share Units		21 October 2022	3,229,155		4,088,955

Increase in issued shares (excluding treasury shares):	3,229,155	WVR ordinary shares A (DD1)

Decrease in treasury shares:		WVR ordinary shares A (DD2)

Remarks:

No further awards will be granted under the 2014 Share Incentive Plan and the 2015 Share Incentive Plan of the Company after November 1, 2022 (being the date on which the Company’s Primary Conversion became effective)

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(E).	Other Movements in Issued Shares and/or Treasury Shares

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on the Exchange (Note 1)			Yes
Stock code (if listed)	09991	Description
Events		At price (if applicable)	Date of event (Note 2)	General Meeting approval date (if applicable)	Increase/ decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1)	Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2)	Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3)
	Currency	Amount
1).	Repurchase of shares (shares repurchased for cancellation but not yet cancelled)			15 June 2023			-2,533,803
2).	Repurchase of shares (shares held as treasury shares)			12 June 2024	-2,057,673	2,057,673

Increase/ decrease (-) in issued shares (excluding treasury shares):	-2,057,673	WVR ordinary shares A (EE1)
Increase/ decrease (-) in treasury shares:	2,057,673	WVR ordinary shares A (EE2)

Remarks:

Class A: 1) Repurchases of a total of 2,533,803 Class A ordinary shares represented by ADSs were made on April 3 to 5, 8 to 12, 15 to 18 and 22 to 26, 2024 on Nasdaq Global Select Market in the United States, but such shares are not yet cancelled as at September 30, 2024.

Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1):	1,172,880	WVR ordinary shares A
Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2):	2,057,673	WVR ordinary shares A

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IV.	Information about Hong Kong Depositary Receipt (HDR)	Not applicable

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V.	Confirmations

Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued, or the treasury shares sold or transferred by the issuer during the month as set out in Parts III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable:

(Note 4)

(i)	all money due to the listed issuer in respect of the issue of securities, or sale or transfer of treasury shares has been received by it;

(ii)	all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 5);

(v)	all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer;

(vii)	completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)	the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Submitted by:	Vincent Wenbin Qiu

Title:	Chairman and Chief Executive Officer

(Director, Secretary or other Duly Authorised Officer)

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Notes

1.	The Exchange refers to The Stock Exchange of Hong Kong Limited.

2.	In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), "date of event" should be construed as "cancellation date".

In the case of repurchase of shares (shares held as treasury shares), "date of event" should be construed as "date on which shares were repurchased and held by the issuer in treasury".

3.	The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number.

4.	Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return.

5.	“Identical” means in this context:

．	the securities are of the same nominal value with the same amount called up or paid up;

．	they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

．	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.